Filed by Duke Energy Corporation
Pursuant to Rule 425 Under the Securities Act of 1933

Subject Company: Progress Energy, Inc.
Commission File No.: 333-172899

The following presentation was made public by Duke Energy Corporation on September 7, 2011


11-21
WALL ST
BROAD ST

Duke Energy


BARCLAYS CAPITAL CEO ENERGY-POWER CONFERENCE
September 7, 2011

Lynn Good

Group Executive and Chief Financial Officer

SAFE HARBOR

SAFE HARBOR STATEMENT

This document includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are based on management's beliefs and assumptions. These forward-looking statements are identified by terms and phrases such as "anticipate," "believe," "intend," "estimate," "expect," "continue," "should," "could," "may," "plan," "project," "predict," "will," "potential," "forecast," "target," and similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual results to be materially different from the results predicted. Factors that could cause actual results to differ materially from those indicated in any forward-looking statement include, but are not limited to: State, federal and foreign legislative and regulatory initiatives, including costs of compliance with existing and future environmental requirements, as well as rulings that affect cost and investment recovery or have an impact on rate structures; costs and effects of legal and administrative proceedings, settlements, investigations and claims; industrial, commercial and residential growth or decline in Duke Energy Corporation's (Duke Energy) service territories, customer base or customer usage patterns; additional competition in electric markets and continued industry consolidation; political and regulatory uncertainty in other countries in which Duke Energy conducts business; the influence of weather and other natural phenomena on Duke Energy operations, including the economic, operational and other effects of storms, hurricanes, droughts and tornadoes; the impact on the Duke Energy's facilities and business from a terrorist attack; the inherent risks associated with the operation and potential construction of nuclear facilities, including environmental, health, safety, regulatory and financial risks; the timing and extent of changes in commodity prices, interest rates and foreign currency exchange rates; unscheduled generation outages, unusual maintenance or repairs and electric transmission system constraints; the performance of electric generation facilities and of projects undertaken by Duke Energy's non-regulated businesses; the results of financing efforts, including Duke Energy's ability to obtain financing on favorable terms, which can be affected by various factors, including Duke Energy's credit ratings and general economic conditions; declines in the market prices of equity securities and resultant cash funding requirements for Duke Energy's defined benefit pension plans; the level of creditworthiness of counterparties to Duke Energy's transactions; employee workforce factors, including the potential inability to attract and retain key personnel; growth in opportunities for Duke Energy's business units, including the timing and success of efforts to develop domestic and international power and other projects; construction and development risks associated with the completion of Duke Energy's capital investment projects in existing and new generation facilities, including risks related to financing, obtaining and complying with terms of permits, meeting construction budgets and schedules, and satisfying operating and environmental performance standards, as well as the ability to recover costs from ratepayers in a timely manner or at all; the effect of accounting pronouncements issued periodically by accounting standard-setting bodies; the expected timing and likelihood of completion of the proposed merger with Progress Energy, Inc. (Progress Energy), including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the proposed merger that could reduce anticipated benefits or cause the parties to abandon the merger, the diversion of management's time and attention from Duke Energy's ongoing business during this time period, the ability to maintain relationships with customers, employees or suppliers as well as the ability to successfully integrate the businesses and realize cost savings and any other synergies and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; the risk that the proposed merger with Progress Energy is terminated prior to completion and results in significant transaction costs to Duke Energy; and the ability to successfully complete merger, acquisition or divestiture plans. These risks, as well as other risks associated with the merger, are more fully discussed in the joint proxy statement/prospectus that is included in the Registration Statement on Form S-4 that was filed with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in Progress Energy's and Duke Energy's reports filed with the SEC and available at the SEC's website at www.sec.gov. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than Duke Energy has described. Duke Energy undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SAFE HARBOR (CONT'D)

REG G DISCLOSURE

In addition, today's discussion includes certain non-GAAP financial measures as defined under SEC Regulation G. A reconciliation of those measures to the most directly comparable GAAP measures is available on our Investor Relations website at *www.duke-energy.com/investors/.*

ADDITIONAL INFORMATION ON THE MERGER AND WHERE TO FIND IT

In connection with the proposed merger between Duke Energy and Progress Energy, Duke Energy filed with the SEC a Registration Statement on Form S-4 that includes a joint proxy statement of Duke Energy and Progress Energy and that also constitutes a prospectus of Duke Energy. The Registration Statement was declared effective by the SEC on July 7, 2011. Duke Energy and Progress Energy mailed the definitive joint proxy statement/prospectus to their respective shareholders on or about July 11, 2011. Duke Energy and Progress Energy urge investors and shareholders to read the Registration Statement, including the joint proxy statement/prospectus that is a part of the Registration Statement, as well as other relevant documents filed with the SEC, because they contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC's website (www.sec.gov). You may also obtain these documents, free of charge, from Duke Energy's website (www.duke-energy.com) under the heading "Investors" and then under the heading "Financials/SEC Filings." You may also obtain these documents, free of charge, from Progress Energy's website (www.progress-energy.com) under the tab "Our Company" by clicking on "Investor Relations," then by clicking on "Corporate Profile" and then by clicking on "SEC Filings."

KEY INITIATIVES: MEETING INDUSTRY CHALLENGES

- Continued Economic Uncertainty
- Aging Infrastructure
- Environmental Regulations
- Rising Energy Costs



Merger Approval
Ohio ESP Agreement
Key Initiatives Position Duke Energy for the Future
Fleet Modernization
Carolinas Rate Cases

Positioning Duke Energy for Future Earnings Growth While Maintaining Balance Sheet Strength

UTILITY CONSOLIDATION DRIVEN BY INDUSTRY CHALLENGES

Drivers of Utility Consolidation

- Competition for capital to fund major capital investments required to replace aging infrastructure and comply with increasingly stringent environmental regulations
- Increasing customer rates in an uncertain economic environment
- Need for scale benefits and continuing productivity gains

Number of U.S. Investor-Owned Electric Utilities (1)



100
100
98
98
96
89
83
71
69
65
65
65
65
64
61
59
58
58
53
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010(2)
Future (3)

(1) Members of EEI's stock index
(2) As of Q2 2010

(3) As of Q2 2010 EEI stock index update, as adjusted for the following closed or announced transactions: FirstEnergy/Allegheny; Northeast Utilities/NSTAR; Duke/Progress; AES/DPL; Exelon/Constellation

BENEFITS OF DUKE ENERGY / PROGRESS ENERGY MERGER



IL
IN
OH
PA
NJ
MD
DE
WV
VA
KY
TN
NC
SC
MS
AL
GA
FL
Duke Energy
Progress Energy

Scale Benefits

- Creates largest U.S. utility – 7 million customers, supported by substantial, diversified regulated earnings and cash flows
  - Provides for reliable earnings and returns due to diversified generation and fuel sourcing in six regulated jurisdictions
  - Supports dividends with principally regulated earnings base
  - Well positioned for pending environmental regulations

Customer Benefits

- Estimated fuel and joint dispatch savings of ~$700 million (2012-16)
- Creates meaningful non-fuel merger efficiencies over time

STATUS OF MERGER FILINGS (As of September 6, 2011)

Stakeholder	Progress on Key Milestones	Approved
Shareholder	▪ Shareholder meetings and votes August 23	✓
Department of Justice	▪ Met obligations of Hart-Scott-Rodino Act	Waiting Period Expired
Federal Communications Commission	▪ Received approval of filings associated with certain radio licenses	✓
Federal Energy Regulatory Commission	▪ Expect ruling or extension of review by October 3	☐
Nuclear Regulatory Commission	▪ Filed for indirect transfer of Progress Energy licenses	☐
North Carolina	▪ NC Public Staff filed settlement agreement ▪ Signed settlement agreement with SC ORS, a party to the NC proceeding ▪ Hearing scheduled for September 20	☐
South Carolina	▪ Hearing scheduled for October 26	☐
Kentucky	▪ Received conditional approval; filed for revision and clarification	☐

ADVANCING THE MERGER APPROVAL PROCESS

- In September 2011, settlement agreements were entered into in North Carolina related to our proposed merger

Summary of North Carolina Merger Approval Settlement Agreements	NC Public Staff (1)	SC Office of Regulatory Staff (1)
▪ Guarantee customers their allocable share of at least $650 MM in fuel and joint-dispatch savings (2012-2016)	✓	✓
▪ Continue current community financial support for a minimum of 4 years	$16.5 MM per year	$2.7 MM per year
▪ Provides funding for low-income household weatherization and workforce development initiatives	$15 MM	$3.75 MM
▪ Direct merger-related expenses are not recoverable from customers; recovery of employee severance costs can be requested separately	✓	✓

(1) Subject to approval from the North Carolinas Utility Commission

Continuing to target merger closing by the end of 2011

WHAT'S NEXT: PENDING EPA REGULATIONS WILL IMPACT GENERATION

Major Regulations	Duke Energy Domestic Generation	Considerations for EPA
Coal Combustion Residuals (Coal Ash) Cross-State Air Pollution Rule Air Toxics Rule	Coal Generation Profile	
Cooling Water Intake Structures Rule	Steam Generation Cooling Water Intake Profile	

Coal Generation Profile


TODAY – 16.7 GW
19%
4%
21%
56%
POST MODERNIZATION* – 15.0 GW
4%
24%
72%
Scrubbed and SCR
Scrubbed, No SCR
No Scrubber, No SCR – Under Evaluation
Expected Retirements

Steam Generation Cooling Water Intake Profile


TODAY – 24.7 GW
2%
13%
48%
37%
POST MODERNIZATION* – 24.2 GW
2%
49%
49%
Closed-Cycle Cooling
Once-Through Scrubbed Coal/Nuclear
Once-Through Cooling, Unscrubbed Coal
Expected Retirements

Considerations for EPA

- Transition period must be reasonable to allow utilities time to comply with the new rules
- More plant closures than would otherwise be necessary could cause a strain on reliability
- Flexibility should be maintained to help keep the cost of compliance at a reasonable level

* Reflects Cliffside 6, Edwardsport IGCC, Buck CC and Dan River CC in-service as well as expected retirements

Duke Energy expects to spend ~$5 to $6 billion in environmental capital over the next decade

NEARING COMPLETION OF MODERNIZATION PROGRAM

(As of June 30, 2011)

Edwardsport – Indiana — 90% Complete

- 618 MW IGCC facility
- Expected in-service in 2012
- Cost increase pending before the IURC

Cliffside – Carolinas — 88% Complete

- 825 MW advanced clean-coal unit
- Expected in-service in 2012
- Project is on budget

Buck – Carolinas — 89% Complete

- 620 MW combined-cycle gas-fired plant
- Expected in-service in 2011
- Project is on budget

Dan River – Carolinas — 51% Complete

- 620 MW combined-cycle gas-fired plant
- Expected in-service in 2012
- Project is on budget

USFE&G Major Construction Projects[1]


$180
$2,700
$550
$1,850
$150
$550
$385
$325
Edwardsport[2]
Cliffside
Buck CC
Dan River CC
Spent as of 6/30/2011
Estimated expenditures to complete project

[1] $ in millions, project costs include direct capital and AFUDC

[2] Costs based on cost estimate filed in April 2010. In June 2011, DE Indiana filed testimony in connection with IGCC 7 that included an update on the current cost forecast. The updated forecast included increased costs of approximately $100 million for labor productivity trends and approximately $115 million for AFUDC increases resulting from the delay in CWIP riders that have not been processed and approved to date. Notwithstanding this revised forecast, DE Indiana has not revised its previous cost estimate of $2.72 billion (excluding AFUDC) because it believes it is probable it will be able to mitigate these incremental costs.

RECOVERING DUKE ENERGY CAROLINAS MODERNIZATION INVESTMENTS

Rate Case Overview	NC	SC
Retail revenue increase requested	~$646 MM	~$216 MM
Proposed rate base [1]	$11.2 B	$4.1 B
Return on equity requested	11.5%	
Equity component of capital structure	53%	

(1) Total rate base as of December 31, 2010, adjusted for known and measurable changes

Capital Investments Included in Rate Case	NC	SC
Cliffside Unit 5 Scrubber and Unit 6 CWIP	✓	✓
Buck Combined Cycle	✓	✓
Dan River Combined Cycle CWIP [2]		✓
T&D Investments	✓	✓
Other Generation and Nuclear Investments	✓	✓
Other Generation and T&D CWIP [2]		✓

(2) SC allows all CWIP in rate base, compared to NC, which allows CWIP on baseload generation only

Rate Case Drivers

North Carolina



15%
11%
74%

South Carolina



12%
88%

- Modernization investments and associated costs
- Lower sales volumes
- Other general and financing costs

THREADING THE NEEDLE TO SET COMPETITIVE AND PREDICTABLE POWER PRICES: DUKE'S PROPOSED ESP



Capacity



Energy

2012 ESP Price Split	Duke's ESP Bifurcates Capacity and Energy Components		Duke Proposed ESP	Fully Competitive Model
Generation – Capacity (~25%)	Capacity	Price-Setting Mechanism	Traditional recovery of embedded cost of dedicated capacity; offset by 76% of profits from wholesale sales	Competitively priced capacity (e.g., PJM RPM Capacity Auction)
		Goal or Outcome	Capacity pricing is **predictable** over the **long-term** and provides recovery of environmental and new capacity costs	Capacity pricing is **short term** (3 years), has been **volatile**, and is **expected to increase substantially** due to plant retirements and environmental retrofits
Generation – Energy (~75%)	Energy	Price-Setting Mechanism	Competitive auction of entire load requirement for the T&D business (non-switched customers)	
		Goal or Outcome	Energy pricing at market using competitive auctions that **employ most efficient generation** in the market	

Duke's proposed ESP combines the best of constructively regulated and competitive generation concepts

PROGRESS ON EARNINGS OBJECTIVES

Adjusted Diluted EPS



$0.34
$0.33
$0.70
$0.72
2Q 2010
2Q 2011
YTD 2010
YTD 2011

Primary Adjusted Segment EBIT Drivers – 2Q 2011

USFE&G

- ▼ O&M costs (primarily due to storms) and less favorable weather
- ▲ Modernization program

COMMERCIAL POWER

- ▼ Ohio customer switching, net of Duke Energy Retail
- ▲ Midwest gas results

INTERNATIONAL

- ▲ Improved results in Central America, Brazil and at NMC

2011 Status

On-Track to Achieve $1.35 - $1.40 EPS (1)

Long-Term Growth Target

Adjusted Diluted EPS Growth of 4-6% (2)

(1) Based on Adjusted Diluted EPS, as affirmed on 8/2/2011 2Q earnings call

(2) Off a base of 2009 adjusted diluted EPS

Duke Energy®